April 17, 2012
Via Edgar and Overnight Mail
Mr. William Kotapish
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Variable Separate Account Seven (“Registrant”)
SunAmerica Annuity and Life Assurance Company (“Depositor”)
Polaris Platinum O-Series Variable Annuity
Post-Effective Amendment No. 1 and Amendment No. 2 on Form N-4
File Nos. 333-172054 and 811-09003
Dear Mr. Kotapish:
     We are contacting you regarding Post-Effective Amendment No. 2 and Amendment No. 3 (the “Amendments”) we filed March 1, 2012, for the file numbers referenced above, on behalf of the Registrant and Depositor, pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). The purpose of the filing is to revise existing living benefit provisions.
     The revisions that will be made in the Amendments are identical to revisions we intend to make in one other variable annuity contract registered on Form N-4 (“Other Filing”). The Other Filing includes the same prospectus as the Amendments but is issued by our New York Depositor. Pursuant to Rule 485(b)(1)(vii), we request to use the Amendments as the template for the Other Filing.
     Below are the file numbers for the Other Filing to which we propose these identical revisions:

Product Name	File No.	Filing Type
Polaris Platinum O-Series (NY)	333-178843 / 811-08810	485(b)
     Any revisions made to the Amendments and all SEC comments will be effectively incorporated into the Other Filing. No other material changes would be made to the Other Filing that would render the filing ineligible to become effective pursuant to Rule 485(b).
     Should you have any questions regarding this filing, please do not hesitate to contact me at (310) 772-6266.

Very truly yours,
/s/ Joseph F. Duronio
Joseph F. Duronio
Counsel

cc:	Jeffrey A. Foor — Office of Insurance Products